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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. Wood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Calistoga Road
(No. and Street)

Santa Rosa (City) CA (State) 95404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SD Mayer & Associates, LLP
(Name - if individual, state last, first, middle name)

235 Montgomery Street, 30th Floor (Address) San Francisco (City) CA (State) 94104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

J. Wood Capital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jason M. Wood, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to J. Wood Capital Advisors LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO 2/25/17

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF MARIN

Subscribed and sworn to (or affirmed) before me on this 25 day of FEBRUARY 2017 by JASON M. WOOD

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

Notary Public

J. Wood Capital Advisors LLC
Index
December 31, 2016

SD MAYER & ASSOCIATES, LLP
ACCOUNTING | TAX | CONSULTING | WEALTH MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Wood Capital Advisors, LLC

We have audited the accompanying statement of financial condition of J. Wood Capital Advisors, LLC ("the Company") as of December 31, 2016 and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

S D Mayer & Associates, LLP

San Francisco, California
February 27, 2017

235 Montgomery Street, 30th Floor, San Francisco, CA 94104 | 415.691.4040 | sdmayer.com

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 157,345
Fees receivable	3,171,195
Fixed assets (net of accumulated depreciation of $35,775)	131,760
Other assets	16,860
Total assets	$ 3,477,160
Liabilities and Member's Equity	
Accrued expenses	$ 30,501
Member's equity	3,446,659
Total liabilities and member's equity	$ 3,477,160

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

Fixed Assets
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $126,844 which exceeded the required net capital by $26.844

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

4. Fixed Assets

Fixed assets consist of the following at December 31, 2016:

Furniture and equipment	$ 14,745
Automobiles	152,790
Less: accumulated depreciation	(35,775)
Total	$ 131,760

5. Commitments

The Company leases its office space from the Managing Member of the Company. The lease provides for monthly payments of $2,000 and expires on February 1, 2017, one year after the commencement date. The Company has renewed its lease for one year with the same terms.

Effective December 31, 2016, the Company terminated a second lease it had with an unrelated party.

6. Concentrations

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

J. Wood Capital Advisors LLC
Statement of Financial Condition

December 31, 2016